FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2004

Commission File Number: 001-12568

BBVA FRENCH BANK S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

Item		Page

1.	Press Release entitled “BBVA Banco Francés reports consolidated first quarter earnings for fiscal year 2004” dated May 11, 2004	1

CONTACT:
María Elena Siburu de López Oliva
Investor Relations Manager
Phone: (5411) 4341 5035
E-mail: mesiburu@bancofrances.com.ar

María Adriana Arbelbide
Investor Relations
Phone: (5411) 4341 5036
E-mail: marbelbide@bancofrances.com.ar

May 11, 2004

BBVA BANCO FRANCES (NYSE; BFR.N; BCBA:FRA.BA; LATIBEX: BFR.LA) REPORTS CONSOLIDATED FIRST QUARTER EARNINGS FOR FISCAL YEAR 2004

Executive summary

•	The Operating income of BBVA Banco Francés S.A. (BBVA Banco Francés) continued to improve - from Ps.3.1 million in the quarter ended on December 31, 2003, to Ps.10.3 million in the present quarter - on the back of the reestablishment of a positive spread in the intermediation business, which combined with the increasing revenues from the transactional business. Net income for the first quarter of fiscal year 2004 registered a loss of Ps.30.3 million, narrowing sharply from the Ps.79.6 million loss and Ps.154 million loss posted in the last and first quarters of 2003, respectively.

•	Efficiency continued its positive trend. The successful performance of the Bank in transactional banking together with its commitment to adjust the operating structure to the present business scale, contributed to sustain our improved efficiency levels – Net fee income as a % of Administrative expenses -, which moved from 45% in the previous quarter to 53% in the March 2004 quarter. Administrative expenses decreased 10.2% compared to the previous quarter, while net income from services increased 5.3%, and 30% with respect to the March 2003 quarter.

•	BBVA Banco Francés is the largest private sector bank measured by deposits, with a 10% market share in private sector deposits as of March 31, 2004.

•	On March 17, 2004, the Central Bank authorized the reformulation of the regularization and reorganization plan submitted by BBVA Banco Francés in order to comply with the capital requirements on an individual basis, which were effective as from January 2004. Such plan included: a) the sale of the Bank’s subsidiary in the Cayman Islands, Banco Francés Cayman Limited (Banco Francés Cayman), following the swap of certain assets at market value, which resulted in a higher sale price of such subsidiary, and b) a capital increase in the amount equivalent in pesos to a US$77.7 million loan with Banco Bilbao Vizcaya Argentaria, S.A. (BBVA) which is currently outstanding and of an additional amount of up to US$40 million. Such capital increase was approved by the Shareholders’ Meeting held on April 22, 2004 in an amount of up to $385 million.

Our subsidiary Banco Francés Cayman was sold on March 18, 2004 for an aggregate price of US$238 million, to be paid with Federal Government Secured Loans.

As a result of this transaction, BBVA Banco Francés remained with a significant excess over the applicable capital requirements, even without the application of corrective factors set by Communication A 3986 of the Central Bank.

•	BBVA Banco Francés reduced 12.3% (Ps.1,137 million) its Public sector exposure, during the first quarter of 2004.

•	During the present quarter the Bank reported as Income tax a Ps.185.5 million loss related to the remaining balance of the deferred tax registered under Other Receivables (in the Tax Advance account), which had already been provisioned.

First quarter of fiscal year 2004

In the first quarter of 2004, the economy continued to grow at a healthy pace and industrial activity expanded 5.5% in seasonally adjusted terms with respect to end 2003, in spite of energy shortages which have affected some industries since February. The performance of the construction sector and of public services was stronger with a cumulative growth of 9.5% and 6.4% (in seasonally adjusted terms) respectively in the year to March.

The strong pace of economic activity led to a substantial increase in imports which grew 85% yoy in the first quarter. Export growth of 11%, reflecting the significant hike in Argentina´s commodity prices, resulted in an accumulated trade surplus of U$S 2,658 million during the period.

Fiscal accounts were also favorably affected by economic recovery. Tax revenues increased by 35%, far above nominal GDP growth, while primary spending only grew by 29%. The public sector primary surplus for the first quarter of 2004 was Ps. 3.9 billion, almost 4 times the target of $ 1.1 agreed on with the IMF.

Relative price adjustments, basically in services such as education, health and transport, have begun to impact on consumer prices. The retail price index rose 0.6% in March and 0.9 % in April 2004 with CPI inflation reaching 3.1% yoy.

Bank 30 day CD rates fell from an average of 4.2% the last quarter of 2003 to 2.5 % in the first quarter of this year, while total deposits increased 4.8% over December 2003, spurred by strong growth in government deposits stemming from the rising fiscal surplus. After contracting during 2002 and 2003, loans to the private sector began to recover during the period led the corporate segment. The FX market remained relatively stable and the retail exchange rate fell from Ps. 2.98 per dollar in December to a Ps. 2.92/U$S monthly average in March. Monetary Base expansion originating in Central Bank intervention in the FX market was sterilized by strong absorption by the public sector and short term notes (LEBAC) leading to a contraction of primary money of 1.7% in the first quarter.

The Business:

On the back of a strong corporate culture that distinguishes and positions BBVA Banco Francés’s brand in the market, the Bank follows a universal banking strategy, targeting a leading position in each of the businesses and market segments. As of March 2004, BBVA Banco Francés ranked first in total deposits among private banks in Argentina.

The active commercial policy in transactional business implemented in 2002 and 2003 afforded BBVA Banco Francés a high recognition of its clients and growth in customer base. The broad range of transactional services prepared the ground for a gradual return to the lending activity, which commenced in the second half of 2003 through short-term financing, such as overdrafts on demand accounts, personal loans and credit card financing in the retail segment and through notes discounted, working capital financing and investment-banking products, such as trustees, in the corporate segment. The economy keeps improving in 2004 and the Bank is prepared to rebuild its private sector loan portfolio, gradually but consistently, working with its existent clients and prioritizing market segments that are more profitable to the Bank.

BBVA Banco Francés has improved its efficiency, increasing its revenue from fees and reducing costs. This remains the target for 2004, together with the challenge of reestablishing Net Financial Income as the most important source of income.

Presentation of Financial Information

It is important to note that:

•	All foreign currency transactions accounted for at a free exchange rate as of March 31 have been translated into pesos at the exchange rate reference of Ps. 2.855 = US$ 1.00 published by the Central Bank on that date.

•	This press release contains non-audited information that consolidates only the banking activities on a line-by-line basis. The Bank’s interest in the Consolidar Group is accounted for by the equity method; BBVA Banco Francés’ stake in the Consolidar Group and the Consolidar Group’s results are included in Investments in other companies and Income from equity investments, respectively.

•	For the sake of comparison, page 16 of this press release contains the Balance Sheet of BBVA Banco Francés including Banco Francés Cayman by the equity method for the previous quarters.

FIRST QUARTER EARNINGS

March 2004 figures showed positive Operating income mainly driven by a higher Net financial income. The effective pricing policy implemented by the Bank led to a steady reduction in the cost of funds, which in turn impacted our financial margin. An improvement in efficiency also contributed to the Operating income. Net income from services increased 5.3% during the present quarter - with a 30% growth compared to the same quarter of the previous fiscal year - while Administrative expenses decreased 10.2%. Net income for the quarter ended March 31, 2004 accounted for a Ps.30.3 million loss, compared to a Ps.79.6 million loss registered in the previous quarter and a Ps.153.9 million loss posted a year ago.

Condensed Income Statement (1)

in thousands of pesos except income per share, income per ADS and percentages	Quarter ended			% Change Qtr ended 03/31/04 vs. Qtr ended
	03/31/04	12/31/03	03/31/03	12/31/03	03/31/03
Net Financial Income	88,269	71,847	8,272	22.86%	967.08%
Provision for loan losses	(18,753)	8,166	(91,470)	-329.65%	-79.50%
Net income from services	67,467	64,098	51,900	5.26%	29.99%
Administrative expenses	(126,676)	(141,005)	(133,939)	-10.16%	-5.42%
Operating income	10,307	3,106	(165,237)	231.84%	106.24%
Income (loss) from equity investments	19,082	(20,855)	7,460	191.50%	155.79%
Income (Loss) from Minority interest	736	2,146	1,474	-65.70%	-50.07%
Other income/expenses	127,893	(63,493)	1,238	301.43%	—
Inflation adjustment	—	—	1,253	—	—
Income tax	(188,351)	(507)	(120)	—	—
Net income for the period	(30,333)	(79,603)	(153,932)	-61.89%	-80.29%
Net income per share (2)	-0.08	-0.22	-0.73	-61.89%	-80.29%
Net income per ADS (3)	-0.25	-0.65	-2.20	-61.89%	-80.29%

(1)	Exchange rate: 2.8550 Ps. = 1 US$
(2)	Assumes 368,128,432 ordinary shares outstanding.
(3)	Each ADS represents three ordinary shares.

The Ps.128 million gain registered in Other income/expenses is mainly explained by: the reversal of provisions made during the previous quarter to cover the balance of deferred tax registered under Other Receivables (Ps.185.5 million), which was accounted for as Income Tax in the quarter, the reversal of provisions on other risk assets and guarantees, and by loan loss recoveries, partly offset by a Ps.48 million charge related to the amortization of the loss derived from the payment of deposits under judicial injunctions and other provisions.

Income tax includes the Ps.185.5 charge mentioned above, together with a provision on the Minimum presumed income tax.

in thousands of pesos except percentages	Quarter ended			% Change Qtr ended 03/31/04 vs. Qtr ended
	03/31/04	12/31/03	03/31/03	12/31/03	03/31/03
Return on Average Assets (1)	-0.84%	-2.09%	-4.04%	59.74%	79.18%
Return on Average Shareholders’ Equity (1)	-7.68%	-17.79%	-31.59%	56.80%	75.68%
Net fee Income as a % of Operating Income	43.32%	47.15%	86.25%	-8.12%	-49.77%
Net fee Income as a % of Administrative Expenses	53.26%	45.46%	38.75%	17.16%	37.45%
Adm. Expenses as a % of Operating Income (2)	81.34%	103.72%	222.59%	-21.58%	63.46%

(1)	Annualized
(2)	Adm. Expenses / Net financial income + Net income from services

Net financial Income:

As indicated above, Net Financial income improved during the quarter bolstered by lower interest rates. It is important to bear in mind that the structural term and rate mismatch in assets and liabilities of the financial system and of BBVA Banco Francés, following measures taken by the Government during 2002 and 2003, brought about a strong dependence on the relative behavior of the consumer price index, or CPI, vis-à-vis interest rates. While a significant part of the Bank’s risk assets accrue interest at a variable interest rate, adjusted by CER (mainly CPI) plus an interest rate, most liabilities accrue interest at a fixed rate, except for certain discount loans granted to the BBVA Banco Francés by the Central Bank and the remaining portfolio of rescheduled deposits, known as CEDROS. During the March 2004 quarter the long CER adjusted position accrued interest at a 3.02% adjustment rate (CER) plus an average 3.6% fixed interest rate (totaling 6.6%), while the funding cost of fixed rate deposits averaged 2.2%. Such spread improved compared to the previous quarter, in which CER adjustment accumulated 3.3%, with an average 2.9% cost of funds.

Public Sector Exposure

It is important to highlight that, during the March 2004 quarter, BBVA Banco Francés reduced 12.3% its Public sector exposure.

in thousands of pesos except percentages	Quarter ended		% Change Qtr ended 03/31/04 vs. 31/12/03
	31/03/04	31/12/03
- Loans to the Federal government & Provinces	6,020,123	5,899,181	2.05%
- Total bond portfolio	2,102,063	3,359,893	-37.44%
Compensatory bond	370,558	1,025,021	-63.85%
Compensatory bond to be credited	108,886	250,149	-56.47%
Other government bonds	1,622,619	2,084,723	-22.17%
- Total exposure to the Public Sector	8,122,186	9,259,074	-12.28%

Total exposure to public sector as of March 2004 —including loans and bonds— amounted to approximately Ps.8,122 million. The main factor in the Ps.1,137 million decrease from the previous quarter was a 58% reduction (equivalent to Ps.655 million of principal amount) in our holdings of Compensatory bonds, as a consequence of the sale of our Cayman subsidiary. The decrease in Other securities is explained by a smaller portfolio of LEBAC (Central Bank’s bills) included in Other government bonds and a decrease in the Compensatory bond to be received. In this respect, during the March 2004 quarter the Bank decided to apply a general provision to part of the amount of Compensatory bond to be received that has been objected by the Central Bank.

Total loan portfolio:

The chart below shows the composition of the loan portfolio in monthly balances:

in thousands of pesos except percentages	Quarter ended			% Change Qtr ended 03/31/04 vs. Qtr ended
	03/31/04	12/31/03	03/31/03	12/31/03	03/31/03
Net total loans	7,383,354	7,596,676	8,300,369	-2.81%	-11.05%
Advances	286,446	328,428	298,122	-12.78%	-3.92%
Notes discounted and purchased	34,199	25,731	11,411	32.91%	199.70%
Consumer Mortgages	395,731	415,885	462,316	-4.85%	-14.40%
Personal loans	103,221	104,411	141,359	-1.14%	-26.98%
Credit cards	207,907	192,099	130,578	8.23%	59.22%
Secured with chattel mortgages	5,198	5,390	7,656	-3.56%	-32.11%
Loans to financial sector	5,832	77,558	109,933	-92.48%	-94.69%
Loans to public sector	4,013,499	3,934,954	4,558,645	2.00%	-11.96%
Other	364,652	852,543	1,047,348	-57.23%	-65.18%
Unaccrued interest	(261)	(298)	(154)	-12.42%	69.48%
Adjustment and accrued interest & exchange differences receivable	2,068,287	2,016,131	2,184,542	2.59%	-5.32%
Less: Allowance for loan losses	(101,357)	(356,156)	(651,387)	-71.54%	-84.44%

The above chart shows a decrease in private sector portfolio related to the sale of Banco Francés Cayman and the previous swap of assets at market value. Excluding the effects of the sale of our Cayman subsidiary, Total loan portfolio would increase 1% compared to the previous quarter. Commercial private sector loan portfolio continued with the same positive trend for the third consecutive quarter pushed by the corporate segment, while credit card financing was the main factor in the retail segment.

The 11.1% decrease in Net total portfolio, compared to the same quarter of the previous fiscal year, is also related to the reduction in Public sector portfolio due to the exchange of provincial loans for peso denominated guaranteed bonds with an average term of 16 years (Bono Garantizado Decreto 1579/02).

Government and Private Securities

The following chart shows the total exposure of the Bank in government and private securities as of March 31, 2004, including repurchase agreement transactions. The decrease in Total bond portfolio compared to the previous quarter is mainly related to a reduction in the LEBAC portfolio (Central Bank’s bills) and in the Compensatory Bond – the latter related to the sale of Banco Francés Cayman - and to the effect of the valuation of bonds in investment account and other fixed income securities in accordance to Communication A 3911 of the Central Bank. Communication A 3911 provides that Federal Government Secured Loans, Government bonds and other unlisted Government securities and loans must be booked at the lowest of: a) the technical value (amount that should be adjusted by CER, if applicable, plus interest accrued pursuant to the conditions of issuance), and b) the present value of future cash flows at a discount rate set by the Central Bank (3.25% until July 2004). The difference between both valuations should be accounted for in a balancing account. As of March 2004, the effect of the application of such regulation was a Ps.90 million déficit that was absorbed by a positive balancing account in Federal Government Secured Loans, having no impact in the Income Statement.

in thousands of pesos except percentages	Quarter ended			% Change Qtr ended 03/31/04 vs. Qtr ended
	03/31/04	12/31/03	03/31/03	12/31/03	03/31/03
Holdings	1,647,957	2,863,068	2,120,509	-42.44%	-22.28%
Trading	27,887	408,221	112,242	-93.17%	-75.15%
Liquidity Requirements	—	—	—	—	—
Investment Accounts	138,940	149,879	133,324	-7.30%	4.21%
Investment Accounts( RML)	—	—	—	—	—
Compensatory bond	370,558	1,025,021	1,525,954	-63.85%	-75.72%
Other fixed income securities	1,110,572	1,279,947	348,989	-13.23%	218.23%

Repurchase Agreements	493,054	557,270	564,710	-11.52%	-12.69%
B.C.R.A. (Reverse repo)	—	—	—	—	—
Trading (Reverse repo)	—	—	—	—	—
Investment Accounts (reverse repo)	493,054	557,270	564,710	-11.52%	-12.69%
Trading (Reverse repo)	—	—	—	—	—

Net Position	2,141,011	3,420,338	2,685,219	-37.40%	-20.27%
Trading	27,887	408,221	112,242	-93.17%	-75.15%
Investment Accounts	631,994	707,149	698,034	-10.63%	-9.46%
Investment Accounts (RML)	—	—	—	—	—
Compensatory bond	370,558	1,025,021	1,525,954	-63.85%	-75.72%
Other fixed income securities	1,110,572	1,279,947	348,989	-13.23%	218.23%

NB: The present chart includes the Compensatory bond received as of March 2004 - BODEN 2012. The remaining Compensatory bond to be received is accounted for in Other banking receivables until it has been credited.

Net Position in Other fixed income securities as of December 2003 includes $ 147 million of Private Bonds

Income from Securities and Short-Term Investments

in thousands of pesos except percentages	Quarter ended			% Change Qtr ended 03/31/04 vs. Qtr ended
	03/31/04	12/31/03	03/31/03	12/31/03	03/31/03
Income from securities and short-term investments	18,803	(21,268)	54,205	188.41%	-65.31%
Trading account	8,048	2,397	2,571	-235.77%	213.04%
Investment account	—	22	10,467	-100.00%	-100.00%
Compensatory bond	1,018	(31,838)	7,112	-103.20%	-85.69%
Other fixed income securities	9,737	8,151	34,055	-19.45%	-71.41%

CER adjustment	8,457	8,770	3,994	3.57%	111.76%
CER adjustment - Trading account	—	—	—	—	—
CER adjustment - Investment account	—	—	1,191	—	—
CER adjustment - Other fixed securities	8,457	8,770	2,802	3.57%	201.79%

Income from securities and short-term investments registered a Ps.18.8 million income in the quarter ended on March 31, 2004, compared to Ps.21.3 million in the previous quarter. Present quarter earnings include a one-time CVS adjustment in assets under financial trusts.

The decrease in Income from securities and short-term investments compared to the figure posted in the March 2003 quarter is mainly due to the result of a portfolio restructuring shown in the previous fiscal year.

Funding Sources:

in thousands of pesos except percentages	Quarter ended			% Change Qtr ended 03/31/04 vs. Qtr ended
	03/31/04	12/31/03	03/31/03	12/31/03	03/31/03
Total deposits	7,115,453	7,147,648	5,605,651	-0.45%	26.93%
Current accounts	2,515,790	2,263,190	1,214,015	11.16%	107.23%
Peso denominated	2,459,732	2,033,738	1,017,359	20.95%	141.78%
Foreign currency	56,058	229,452	196,656	-75.57%	-71.49%
Savings accounts	1,308,481	1,167,438	564,314	12.08%	131.87%
Peso denominated	1,024,325	936,187	563,991	9.41%	81.62%
Foreign currency	284,156	231,251	323	22.88%	—
Time deposits	3,087,228	3,552,037	3,719,925	-13.09%	-17.01%
Peso denominated	2,966,818	3,140,634	3,226,726	-5.53%	-8.05%
Foreign currency	120,410	411,403	493,199	-70.73%	-75.59%
Other	203,954	164,983	107,397	23.62%	89.91%
Peso denominated	161,117	118,904	51,308	35.50%	214.02%
Foreign currency	42,837	46,079	56,089	-7.04%	-23.63%

Rescheduled deposits	978,609	1,043,539	1,938,556	-6.22%	-49.52%
Peso denominated	978,609	1,043,539	1,938,556	-6.22%	-49.52%
Foreign currency	—	—	—	—	—

Total deposits + Rescheduled deposits & CEDROS	8,094,062	8,191,187	7,544,207	-1.19%	7.29%

BBVA Banco Francés is the leading private sector bank measured by deposits with a 10% market share in private sector deposits as of March 31, 2004.

The decrease in deposits compared to the previous quarter is related to some Ps.532 million in deposits of Banco Francés Cayman. Excluding the effects of the sale of Banco Francés Cayman, total deposits of the Bank increased 7.6% and 43% compared to December and March 2003, respectively.

Since July 2002 new deposits in the financial system have shown a sustained growth. During the March 2004 quarter peso and dollar denominated deposits (excluding rescheduled funds) grew 6.3% (Ps.4.7 billion), while the rescheduled portfolio continued to decline (-19% or –Ps.1 billion). Likewise, the Bank’s total deposits in Argentina increased 7.6%, with funds moving from time deposits into sight accounts, which showed a 21% growth during the last quarter; the net increase, considering a 6.2% decrease of rescheduled deposits, is 5,7% in the quarter. Given the excess liquidity, since the December 2003 quarter the Bank decided to lower the interest rates paid on wholesale deposits, with the consequent drop in the average cost of funds. Foreign currency denominated deposits in the Bank amounted to Ps.503 million, with a 31% increase compared to December 31, 2003.

Other Funding Sources:

Changes shown in the chart above are affected by the appreciation of the peso. It is important to mention that Loans from the Central Bank are related to the financial support received during the 2002 liquidity crisis. In addition, the Bank received loans from the Central Bank mainly related to the acquisition of government bonds (BODEN 2012) necessary to be delivered to depositors that participated in Swap I. Loans from the Central Bank decreased compared to the last quarter of 2003 because the Bank made the first of seventy repayment installments on such loan.

	Quarter ended			% Change Qtr ended 03/31/04 vs. Qtr ended
in thousands of pesos	03/31/04	12/31/03	03/31/03	12/31/03	03/31/03
Lines from other banks	385,301	1,190,013	1,437,436	-67.62%	-73.20%
Loans from the Central Bank	1,810,001	1,826,546	1,822,270	-0.91%	-0.67%
Other loans from the Central Bank	345,150	340,905	329,139	1.25%	4.86%
Repo agreements	299,736	307,945	311,204	-2.67%	-3.69%
Negotiable Obligations	346,894	356,371	422,156	-2.66%	-17.83%
Subordinated Debt	66,091	68,077	136,814	-2.92%	-51.69%

Total other funding sources	3,253,173	4,089,857	4,459,019	-20.46%	-27.04%

Foreign currency funding sources, expressed in dollars, are shown in the chart bellow. The 66.9% decrease compared to the previous quarter is mainly explained by the sale of Banco Francés Cayman.

The decrease in Negotiable obligations compared to the same quarter of the previous fiscal year is related to payments made on a Floating Rate Note that had an original principal amount of US$150 million. The outstanding balance of US$121.5 million was restructured in October 2003 for an average term of almost four years and an average cost of 1.35% over LIBOR.

Other dollar funding sources

	Quarter ended			% Change Qtr ended 03/31/04 vs. Qtr ended
in thousands of dollars	03/31/04	12/31/03	03/31/03	12/31/03	03/31/03
Lines from other banks	133,906	404,314	482,915	-66.88%	-72.27%
Negotiable Obligations	121,504	121,504	142,500	0.00%	-14.73%
Repo agreements	104,986	104,993	105,048	-0.01%	-0.06%
Subordinated Debt	20,000	20,229	20,000	-1.13%	0.00%
Total other funding sources	380,396	651,041	750,463	-41.57%	-49.31%

Asset Quality:

Following the already mentioned swap of private sector portfolio, together with the write-offs of the quarter —which amounted to Ps.19 million— the non-performing ratio considering Total Financing (that is, corporate senior debt purchased and guarantees granted by the Bank) reached 2.23% as of March 31, 2004, with a coverage ratio of 69.13% (excluding provisions related to the exchange rate differences of certain foreign trade loans not yet converted into pesos).

The following chart shows the evolution of Allowance for loan losses, which includes allowances related to Other banking receivables:

	Quarter ended			% Change Qtr ended 03/31/04 vs. Qtr ended
in thousands of pesos except percentages	03/31/04	12/31/03	03/31/03	12/31/03	03/31/03
Balance at the beginning of the quarter	425,736	552,734	1,035,759	-22.98%	-58.90%

Inflation adjustment related to provisions	—	—	(7,553)	—	—

Increase	18,753	(8,166)	91,470	329.65%	-79.50%
Exchange difference - Foreign trade loans	(498)	(1)	(4,788)	—	-89.60%
Provision increase/decrease - Exchange rate difference	(7,167)	2,052	(58,281)	-449.27%	-87.70%
Decrease	(322,447)	(120,883)	(321,836)	166.74%	0.19%
Balance at the end of the quarter	114,377	425,736	734,771	-73.13%	-84.43%

The Increase stands for loan loss provisions accounted for during the quarter. In turn, the Decrease is mainly explained by the sale of Banco Francés Cayman as well as the swap of commercial loans in relation to such transaction together with the write-offs of the quarter.

Income from services net of other operating expenses

Net income from Services increased 5.3 % and 30% compared to the previous quarter and to the same quarter of previous fiscal year, respectively.

	Quarter ended			% Change Qtr ended 03/31/04 vs. Qtr ended
in thousands of pesos except percentages	03/31/04	12/31/03	03/31/03	12/31/03	03/31/03
Net income from services	67,467	64,097	51,900	5.26%	29.99%

Service charge income	78,498	77,088	60,930	1.83%	28.83%
Service charges on deposits accounts	30,269	30,093	24,809	0.58%	22.01%
Credit and operations	15,932	14,868	12,194	7.15%	30.65%
Insurance	3,056	2,839	2,460	7.64%	24.22%
Capital markets and securities activities	2,416	4,142	2,796	-41.66%	-13.57%
Fees related to Foreign trade	5,419	5,395	4,668	0.45%	16.09%
Other fees	21,406	19,751	14,003	8.38%	52.87%

Services Charge expense	(11,031)	(12,991)	(9,030)	-15.09%	22.16%

The Bank continues to capitalize its strength in the transactional business with a steady increase in Net income from services. Once again, income, such as credit card fees (7.15%), fees related to the sales of insurance policies (7.64%), service charges on deposit accounts (0.58%) and other fees (8.38%), increased compared to the previous quarter, mainly due to a higher number of transactions.

It is important to note that fees related to foreign currency exchange transactions are not accounted for in Net income from services but in Net financial income. As of March 2004 such fees amounted to approximately Ps.17.1 million, compared to Ps.17.5 million registered in the previous quarter. The Bank currently purchases and sells U.S. dollars through all of the Bank’s branch and ATM network as well as over the Internet, and the Bank has most recently started to sell and purchase also euros, Brazilian reales and Uruguayan pesos.

Administrative expenses

	Quarter ended			% Change Qtr ended 03/31/04 vs. Qtr ended
in thousands of pesos except percentages	03/31/04	12/31/03	03/31/03	12/31/03	03/31/03
Administrative expenses	(126,676)	(141,005)	(133,939)	-10.16%	-5.42%

Personnel expenses	(60,534)	(67,855)	(55,164)	-10.79%	9.73%
Electricity and Communications	(4,824)	(4,349)	(5,012)	10.92%	-3.75%
Advertising and Promotion	(6,167)	(5,595)	(3,837)	10.22%	60.72%
Honoraries	(4,110)	(6,678)	(5,700)	-38.45%	-27.89%
Taxes	(5,056)	(4,135)	(4,848)	22.27%	4.29%

Organization and development expenses	(7,729)	(13,064)	(17,890)	-40.84%	-56.80%

Amortizations	(9,296)	(10,464)	(13,451)	-11.16%	-30.89%
Other	(28,960)	(28,865)	(28,037)	0.33%	3.29%

Administrative expenses decreased 10.2% and 5.4% compared to the last and first quarters of 2003, respectively.

The decrease in Administrative expenses compared to the previous quarter is mainly explained by lower Personnel expenses, which included in the December 2003 quarter the provisioning of annual bonuses, and by a decrease in Organization and development expenses and in Amortizations. The 10% increase in Advertising and Promotion is explained by marketing campaigns.

The Bank is still highly committed to cost control and improved efficiency and maintains these goals for fiscal year 2004. As of March 31, 2004, the Bank had 3,687 employees —including consolidated companies in Argentina except for the Consolidar Group— and a network of 231 consumer branches, 27 branches specialized in the middle-market segment, and 38 offices of Credilogros.

It is important to highlight that, excluding Personnel expenses, which were impacted by a salary increase in April 2003, and Advertising and promotion expenses —related to greater sales force efforts—, Administrative expenses decreased 20% compared to the same quarter of the previous fiscal year.

Other Income/expenses:

Other income/expenses for the first quarter of fiscal year 2004 reflected a Ps.127.9 million gain, against a Ps.63.5 million loss and a Ps.1.2 million gain registered during the December and March 2003 quarters, respectively. As previously explained, the March 2004 earnings in Other income/expenses are mainly related to the reversal of provisions made during the previous quarter to cover the balance of deferred tax registered under Other Receivables (Ps.185.5 million), the reversal of provisions on other risk assets and guarantees and loan loss recoveries, partly offset by a Ps.48 million charge related to amortization of the loss derived from the payment of deposits under judicial injunctions and by the other provisions.

At the beginning of 2003 the Bank registered under Other Receivables (in the Tax Advance account) a taxable deferred asset of Ps.366 million. However, during the fiscal year 2003, following the decrease in provisions and movements in accounts with a different accounting treatment for purposes of the tax basis balance sheet, certain temporary differences were reversed with the consequent decrease in the registered deferred assets, which counterpart was shown in Income Tax (Ps.183 million). Although the deferred tax method was established by General Accounting Principles Accepted in Argentina and is internationally recognized and applied, the Central Bank objected to its application. Consequently, during the December 2003 quarter the Bank provisioned 100% of the remaining balances of such asset. In the March 2004 quarter the Bank accounted for the loss in the Income tax account (Ps.185.5 million) against such provision.

Income from equity investments

Income from equity investments sets forth net income from related companies, which do not require consolidation, including mainly the Consolidar Group. As of March 31, 2004, for its stake in the Consolidar Group, the Bank registered a Ps.4.5 million gain.

Capitalization

in thousands of pesos except percentages	Quarter ended 03/31/04

Central Bank Minimum Capital Requirements	459,913
Allocated to Asset at Risk	195,311
Allocated to Inmobilized Assets	167,837
Market Risk	8,573
Interest Rate Risk	49,991
Loans to Public Sector and Securities in Investment	38,201
Bank Capital Calculated under Central Bank Rules	1,397,149
Core Capital	1,438,129
Supplemental Capital	(24,075)
Deductions	(180,009)
Minority Interest	163,104
Excess over Required Capital	937,236

Communication “A” 3959 from the Central Bank established new regulations on capital requirements effective as from January 2004. Given that BBVA Banco Francés complied with the new regulations on a consolidated basis but had a deficit on an individual basis, the Bank submitted to the Central Bank a regularization plan. On March 18, 2004, the Central Bank notified of Resolution No. 52/04 issued by the Superintendency of Financial and Exchange Institutions, whereby the reformulation of the regularization and reorganization plan submitted by the Bank was authorized.

Such plan included the following actions, among others:

•	The sale of the subsidiary Banco Francés Cayman, after a swap of Federal Government Secured Loans in pesos held by Banco Francés Cayman for private sector loans denominated in U.S. dollars belonging to BBVA Banco Francés at market value. Banco Francés Cayman sold Federal Government Secured Loans to BBVA at market value, which BBVA used to pay for the purchase of BBVA Banco Francés’s interest in Banco Francés Cayman.

•	Subsequent capitalization of BBVA Banco Francés by means of: a) an outstanding loan with Banco Bilbao Vizcaya Argentaria, S.A. (BBVA) amounting to US$77.7 million, and b) an additional amount of up to US$40 million that BBVA has committed to directly or indirectly subscribe and pay in cash or in kind, in case minority shareholders do not exercise their preemptive rights.

As of March 31, 2004 the Bank complied with the Central Bank’s capital requirements with an excess of Ps.937.2 million.

On April 22, 2004, the Ordinary and Extraordinary Stockholders Meeting approved the capital increase included in the regularization and reorganization plan submitted to the Central Bank, in an amount of up to Ps.385 million.

Additional information

	Quarter ended			% Change Qtr ended 03/31/04 vs. Qtr ended
in pesos except percentages	31/03/04	31/12/03	31/03/03	31/12/03	31/03/03
- Exchange rate	2.8550	2.9330	2.9625	-2.66%	-3.63%
- Quarterly CER adjustment (CPI)	0.76%	0.83%	2.05%	-9.09%	-63.16%
- WPI (Base dec.-01: 100.22)	220.31	220.31	220.31	0.00%	0.00%

This press release contains or may contain certain forward-looking statements within the meaning of the United States Securities Litigation Reform Act of 1995, including, among other things, concerning the prospects of the Argentine economy, Banco Francés’s earnings, business plans, cost-reduction plans, and capitalization plan, and trends affecting Banco Francés’s financial condition or results of operations. Any forward-looking statements included in this press release are based on current expectations and estimates, but actual results and events may differ materially from anticipated future results and events. Certain factors which could cause the actual results and events to differ materially from the expected results or events include: (1) changes in the markets for Banco Francés’s products and services; (2) changes in domestic or international stock market prices, exchange rates or interest rates; (3) macroeconomic, regulatory, political or governmental changes; (4) increased competition; (5) changes in technology; or (6) changes in the financial condition, creditworthiness or solvency of the customers, debtors or counterparts of Banco Francés. Additional factors that could cause the actual results or events to differ materially from the expected results or events are described in the reports filed by Banco Francés with the United States Securities and Exchange Commission (SEC), including, but not limited to, Banco Francés’s annual report on Form 20-F and exhibits thereto. Banco Francés does not undertake to revise or update any of the information contained herein under any circumstances, including if at any moment following dissemination of such information it is no longer accurate or complete.

Conference call: A conference call to discuss this first quarter earnings will be held on Wednesday, May 12, at 3:00 p.m. New York time - 4:00 p.m. Buenos Aires time. If you are interested in participating please dial (719) 457 2654 at least 5 minutes prior to our conference. Confirmation code: 140536. To receive the tape of this conference call, please call (719) 457 2865.

Internet: This press release is also available in http://www.bancofrances.com.ar

Banco Francés S.A. and subsidiaries (Grupo Consolidar: by the equity method)

in thousands of $	03/31/04	12/31/03	09/30/03	03/31/03
ASSETS :
Cash and due from banks	1,713,444	1,543,132	1,797,089	1,259,116
Government Securities	1,508,037	2,562,742	2,152,303	1,824,005
- Investment account	509,497	1,174,901	1,251,296	1,659,278
- Trading account	12,134	313,733	100,160	11,558
- Unlisted	1,032,572	1,066,840	799,990	141,903
- Private Securities	7,024	7,268	857	11,266
Less: Allowances	(53,190)	—	—	—
Loans	7,383,354	7,596,676	7,528,605	8,300,369
- Advances and Promissory notes	286,446	328,428	255,158	298,122
- Notes discounted and purchased	34,199	25,731	9,401	11,411
- Secured with mortgages	395,731	415,885	412,502	462,316
- Secured with chattel mortgages	5,198	5,390	5,088	7,656
- Personal loans	103,221	104,411	97,863	141,359
- Credit cards	207,907	192,099	157,635	130,578
- Loans to financial sector	5,832	77,558	56,905	109,933
- Loans to public sector	4,013,499	3,934,954	4,038,221	4,558,645
- Other	364,652	852,543	892,170	1,047,348
Less: Unaccrued interest	(261)	(298)	(108)	(154)
Plus: Interest & FX differences receivable	2,068,287	2,016,131	2,051,848	2,184,542
Less: Allowance for loan losses	(101,357)	(356,156)	(448,078)	(651,387)
Other banking receivables	1,257,150	1,589,511	1,588,556	1,496,022
- Compensatory Bond	108,886	250,149	247,576	253,431
- Other banking receivables	1,161,284	1,408,942	1,445,636	1,325,975
- Less: provisions	(13,020)	(69,580)	(104,656)	(83,384)
Investments in other companies	233,811	229,030	250,791	244,387
Intangible assets	884,249	905,616	916,692	945,105
Other assets	619,863	794,602	998,765	1,184,110

Total assets	13,599,908	15,221,309	15,232,801	15,253,114

	03/31/04	12/31/03	09/30/03	03/31/03
LIABILITIES:
Deposits	8,094,062	8,191,187	8,154,397	7,544,207
- Demand deposits	2,515,790	2,263,190	2,008,198	1,214,015
- Saving accounts	1,308,481	1,167,438	950,394	564,314
- Time deposits	3,087,228	3,552,037	3,931,260	3,719,925
- Rescheduled deposits	978,609	1,043,539	1,138,411	1,938,556
- Other deposits	203,954	164,983	126,134	107,397
Other banking Liabilities	3,630,027	4,565,902	4,490,943	4,675,073
Other provisions	313,006	467,870	545,828	945,948
- Other contingencies	301,940	423,926	457,108	747,673
- Guarantees	11,066	43,944	88,720	198,275
Subordinated debt	66,091	68,077	76,627	76,814
Other liabilities	68,575	156,787	111,255	113,949
Minority interest	20,351	21,089	23,751	24,932

Total liabilities	12,192,112	13,470,912	13,402,801	13,380,923

Total stockholders’ equity	1,407,796	1,750,397	1,830,000	1,872,191

Total liabilities + stockholders’ equity	13,599,908	15,221,309	15,232,801	15,253,114

Banco Francés S.A. and subsidiaries (Grupo Consolidar: by the equity method)

	03/31/04	12/31/03	09/30/03	03/31/03
INCOME STATEMENT
Financial income	193,501	180,350	98,978	1,185,743
- Interest on Cash and Due from Banks	2,556	2,784	2,169	2,259
- Interest on Loans Granted to the Financial Sec.	66	167	(366)	83
- Interest on Overdraft	5,352	5,307	6,240	9,106
- Interest on Collateralized Loans	11,650	11,593	11,680	13,140
- Interest on Credit Card Loans	4,972	4,348	8,104	10,598
- Interest on Other Loans	23,952	24,475	36,956	36,325
- Income from securities and short term investments	18,803	(21,267)	10,542	54,205
Investment account	601	3,008	3,093	49,715
Atuel Trustee	3,636	(7,107)	(6,280)	(4,607)
Trading account	14,566	(17,168)	13,729	9,097
- Interest on Government guaranteed loans
Decreet1387/01	37,943	58,889	52,926	497,151
- From Other Banking receivables	1,440	1,626	1,393	2,246
- CER	51,626	58,480	25,302	148,672
- CVS	24,518	44,667	—	—
- Other	10,623	(10,719)	(55,968)	411,958
Financial expenses	(105,232)	(108,503)	(55,829)	(1,177,471)
- Interest on Current Account Deposits	(3,289)	(4,014)	(4,728)	(3,961)
- Interest on Saving Account Deposits	(1,374)	(1,300)	(1,137)	(891)
- Interest on Time Deposits	(29,998)	(40,071)	(55,708)	(152,577)
- Interest on Other Banking Liabilities	(6,218)	(18,176)	(21,542)	(27,141)
- Mandatory contributions and taxes on interest income	(12,631)	(13,282)	(7,513)	(7,149)
- CER	(24,691)	(29,606)	(10,230)	(49,217)
- Other	(27,031)	(2,054)	45,029	(936,535)
Net financial income	88,269	71,847	43,149	8,272
Provision for loan losses	(18,753)	8,166	21,332	(91,470)
Income from services, net of other operating expenses	67,467	64,098	59,358	51,900
Inflation adjustment	—	—	—	4,174
Administrative expenses	(126,676)	(141,005)	(130,941)	(133,939)
- Personnel expenses	(60,534)	(67,855)	(59,977)	(55,164)
- Directors and Syndics’ Fees	(68)	(57)	(58)	(104)
- Other Fees	(4,042)	(6,621)	(6,922)	(5,596)
- Advertising and Publicity	(6,167)	(5,595)	(3,406)	(3,837)
- Taxes other than income tax	(5,056)	(4,135)	(4,420)	(4,850)
- Other Operating Expenses	(42,084)	(47,903)	(47,346)	(56,321)
- Other	(8,725)	(8,839)	(8,812)	(8,067)
Inflation adjustment	—	—	—	(2,788)
Income (loss) from equity investments	19,082	(20,855)	6,454	7,460
Net Other income	127,893	(63,493)	13,231	1,238
Inflation adjustment	—	—	—	(133)
Income (loss) from minority interest	736	2,146	534	1,474
Income before tax	158,018	(79,096)	13,117	(153,812)
Income tax	(188,351)	(507)	(48,086)	(120)

Net income	(30,333)	(79,603)	(34,969)	(153,932)

Banco Francés S.A. and subsidiaries (Grupo Consolidar and BF Cayman by the equity method)

in thousands of pesos	03/31/04	12/31/03	09/30/03	03/31/03
ASSETS :
Cash and due from banks	1,713,444	1,398,612	1,681,787	1,198,826
Government Securities	1,508,037	1,910,429	1,422,957	668,521
- Investment account	509,497	529,532	525,127	513,318
- Trading account	12,134	313,011	97,806	11,190
- Unlisted	1,032,572	1,066,840	799,990	141,903
- Private Securities	7,024	1,046	34	2,110
Less: Allowance	(53,190)	—	—	—
Loans	7,383,354	5,939,446	5,974,364	6,783,152
- Advances and Promissory notes	286,446	328,008	253,883	296,804
- Notes discounted and purchased	34,199	25,731	9,401	11,411
- Secured with mortgages	395,731	415,870	412,485	462,289
- Secured with chattel mortgages	5,198	4,856	4,564	7,111
- Personal loans	103,221	104,411	97,863	141,359
- Credit cards	207,907	192,029	157,562	130,468
- Loans to financial sector	5,832	37,434	33,768	106,136
- Loans to public sector	4,013,499	2,897,351	3,000,618	2,976,136
- Other	364,652	852,543	892,170	1,047,348
Less: Unaccrued interest	(261)	(298)	(108)	(154)
Plus: Interest & exchange differ. Rec.	2,068,287	1,437,667	1,486,505	2,181,900
Less: Allowance for loan losses	(101,357)	(356,156)	(374,347)	(577,656)
Other banking receivables	1,257,150	1,539,153	1,558,787	1,454,950
- Compensatory Bond	108,886	250,149	247,576	253,431
- Other banking receivables	1,161,284	1,358,584	1,393,639	1,262,281
- Less: provisions	(13,020)	(69,580)	(82,428)	(60,762)
Investments in other companies	233,811	1,666,373	1,565,701	1,557,999
Intangible assets	884,249	905,616	916,692	945,105
Other assets	619,863	792,788	984,123	1,176,262

Total assets	13,599,908	14,152,417	14,104,411	13,784,815

	03/31/04	12/31/03	09/30/03	03/31/03
LIABILITIES:
Deposits	8,094,062	7,659,108	7,585,665	6,913,958
- Demand deposits	2,515,790	2,004,198	1,746,464	977,206
- Saving accounts	1,308,481	1,167,438	950,394	564,314
- Time deposits	3,087,228	3,280,797	3,624,917	3,326,793
- Rescheduled deposits	978,609	1,043,539	1,138,411	1,938,556
- Other deposits	203,954	163,136	125,479	107,089
Other banking Liabilities	3,630,027	4,030,824	3,990,622	4,005,534
Other provisions	313,006	467,710	495,526	778,784
- Other contingencies	301,940	423,766	406,806	580,509
- Guarantees	11,066	43,944	88,720	198,275
Subordinated debt	66,091	68,077	76,627	76,814
Other liabilities	68,575	155,212	102,220	112,602
Minority interest	20,351	21,089	23,751	24,932

Total liabilities	12,192,112	12,402,020	12,274,411	11,912,624

Total stockholders’ equity	1,407,796	1,750,397	1,830,000	1,872,191

Total liabilities + stockholders’ equity	13,599,908	14,152,417	14,104,411	13,784,815

Banco Francés S.A. and subsidiaries (Grupo Consolidar consolidated on a line by line basis)

	03/31/04	12/31/03	09/30/03	03/31/03
ASSETS

Cash and due from banks	1,746,811	1,639,154	1,867,043	1,283,906
Government Securities	2,128,472	3,042,451	2,400,157	2,100,666
Loans	8,121,174	8,336,352	8,242,454	9,054,238
Other banking receivables	1,311,132	1,611,034	1,570,706	1,500,992
Investments in other companies	43,608	42,630	45,438	46,304
Other assets	1,658,864	1,864,638	2,107,324	2,331,068

TOTAL ASSETS	15,010,061	16,536,259	16,233,122	16,317,174

	03/31/04	12/31/03	09/30/03	03/31/03
LIABILITIES

Deposits	7,958,821	8,078,216	7,912,715	7,360,030
Other banking liabilities	3,688,814	4,592,484	4,475,980	4,678,875
Other liabilities	1,791,524	1,954,129	1,841,701	2,236,003
Minority interest	163,106	161,033	172,726	170,075

TOTAL LIABILITIES	13,602,265	14,785,862	14,403,122	14,444,983

TOTAL STOCKHOLDERS’ EQUITY	1,407,796	1,750,397	1,830,000	1,872,191

STOCKHOLDERS’ EQUITY + LIABILITIES	15,010,061	16,536,259	16,233,122	16,317,174

	03/31/04	12/31/03	09/30/03	03/31/03
NET INCOME

Net Financial Income	125,998	119,982	70,982	2,911
Provision for loan losses	(18,753)	8,166	21,332	(91,470)
Net Income from Services	127,881	111,541	107,387	94,770
Inflation adjustment	—	—	—	2,620
Administrative expenses	(165,833)	(184,218)	(167,298)	(163,986)
Inflation adjustment	—	—	—	(2,326)
Net Other Income	94,766	(143,693)	(14,952)	9,005
Inflation adjustment	—	—	—	(18)
Income (loss) from minority interest	(2,074)	11,108	(2,733)	(2,928)

Income before tax	161,985	(77,114)	14,718	(151,422)

Income tax	(192,318)	(2,489)	(49,687)	(2,510)

Net income	(30,333)	(79,603)	(34,969)	(153,932)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: May 11, 2004	By:	/s/ María Elena Siburu de López Oliva
	Name:	María Elena Siburu de López Oliva
	Title:	Investor Relations Manager